UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                       April
22, 2021
  Jason Aintabi
  Managing Partner
  Blackwells Capital LLC
  800 Third Avenue, 39th Floor
  New York, New York 10022

          Re:     Monmouth Real Estate Investment Corporation
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 19, 2021 by Blackwells Capital LLC, et al. File No. 001-33177

  Dear Mr. Aintabi:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  General
  1. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

  Proposal One | Election of Nominees, page 8

  2. Please refer to the following statement:    [t]here can be no assurance
that even if the
     Nominees are elected, they will be able to successfully carry out
Blackwells    outlined plan to
     maximize stockholder value.    Please revise to qualify this statement by
specifying the total
     number of directors expected to serve the registrant   s board following
the election and also
     identify the reason(s) why no assurances can be given that the nominees, if elected, will be
     able to execute Blackwell   s plan.
 Jason Aintabi
c/o Blackwells Capital LLC
April 22, 2021
Page 2

Additional Participant Information, page 25

3. Given that the participants collectively beneficially own approximately 4.01% of the outstanding common stock of the registrant, the representation that
[e]ach [n]ominee may be
   deemed to be a member of a    group    for the purposes of Rule 13d-5(b)(1)
  is inaccurate
   given the rule   s inapplicability. Please revise to remove the implication that security holders
   beneficially owning 5% or less of an issuer   s outstanding class of voting
equity could be
   acting as a group as determined under Section 13(d)(3) and thus subject to
Section 13(d)(1).

4. The disclosure at pages four and 25 indicate that the participants collectively beneficially
   own 4.01% of the registrant   s common stock, but the first paragraph on
page one of the
   proxy statement represents that the aggregate amount beneficially owned is 4.19%. Please reconcile this inconsistency. In addition, please briefly advise us of steps the participants will take to verify the amount of beneficial ownership held in the aggregate as of the date the proxy statement is filed in definitive form.

Incorporation by Reference, page 30
5. Reliance on Rule 14a-5(c) does not    incorporate    the information
referenced into the
   participants    proxy statement. In addition,    incorporation by reference
  is explicitly
   governed by Note D to Schedule 14A codified at Rule 14a-101. That note provides that
      [i]nformation may be incorporated by reference only in the manner and to the extent
   specifically permitted in the items of this schedule.    Please revise to
remove the implication
   that participants relying upon Rule 14a-5(c) incorporate information from a
registrant   s
   proxy statement into their own.

       We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

cc:    Lawrence Elbaum, Esq.